FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
February 25, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC
(Exact name of Registrant as specified in its charter)

Russian Federation
(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   ☒    Form 40-F   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

Wimm-Bill-Dann Continues to Invest in Modernizing
Ukrainian Production Base

Press Release

Moscow, Russia – February 25, 2005 – Wimm-Bill-Dann Foods OJSC (NYSE: WBD) today announced that it completed the latest stage of the modernization at one of the largest Ukranian milk processing plant, Kiev City Dairy Plant No. 3. As a result, a new dietetic products line and compressor station have been put into operation. The Company’s total investments in this project amounted to approximately US$2.7 million.

The new dietetic products line with a total area of 720 square meters, equipped with machines produced by MLEKOMAT Company (Poland), has been put into operation in the plant’s whole milk department. The equipment consists of:

•                  Pasteurization-cooling unit with deodorizer and homogenizer (production capacity – 10 thousand liters per hour);

•                  Group of normalization tanks (total capacity – 36 thousand liters);

•                  Group of fermentation tanks (total capacity – 100 thousand liters);

•                  Centralized cleaning station;

•                  Packaging collector .

The modernization will allow the Company to improve product quality, increase the shelf life of products and enhance production volumes of pasteurized milk, kefir, ryazhenka, drinkable yogurts and cream. In addition, the production of new juice and milk products will be established at the plant. The cost of the project totalled over US$ 1.3 million.

“The installation of this modern, high-tech equipment opens up new possibilities for enhancing product quality and assimilating new technology,” Tamara Homyshenko, the plant’s Chief Technologist, said. “In particular, the new system for product cooling after ripening allows fast cooling of natural fermented dairy products, which means their organoleptic indicators can be preserved for up to 14 days as well as the improvement of microbiological characteristics.”

The new compressor station has a total area of 216 square meters and is equipped with machines produced by York Refrigeration (Denmark).  This equipment will enable significant reductions in energy costs, as well as provide additional capacity for the storage of dairy products. The investment in the project amounted to more than US$1.38 million.

These investments were undertaken as part of a Company-wide program to modernize Wimm-Bill-Dann’s production base. This program aims to meet consumer demand and enhance operating efficiencies through the introduction of leading-edge technology to the manufacturing of dairy products to meet world quality standards.

- Ends –

For further enquiries contact:

Marina Kagan Wimm-Bill-Dann Foods OJSC 13, building 1, Solianka St., Moscow, Russia, 109028 tel. 105-58-05, ext. 11-54 fax 105-58-00 e-mail: kagan@wbd.ru www.wbd.com	Elena Kuznetsova Wimm-Bill-Dann Foods OJSC 13, building 1, Solianka St., Moscow, Russia, 109028 tel. 105-58-05, ext. 11-71 fax 105-58-00 e-mail: kuznetsovaen@wbd.ru www.wbd.com

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Kiev City Dairy Plant No 3 OJSC is one of the largest milk processing plants in Ukraine. In was constructed in 1973. Currently, the plant processes about 250 tonnes of milk per day. In June, 2000, Kiev City Dairy Plant No 3 OJSC was affiliated with Wimm-Bill-Dann Company. The plant employs 800 people.

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy and juice products in Russia. The company was founded in 1992.

The Company currently owns 25 manufacturing facilities in 21 locations in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

In April 2004 Wimm–Bill–Dann was assigned the rating of corporate governance by Standard&Poor’s at the level 7+ (7.6 according to the national scale, maximum 10).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

		By:	/s/ Vladimir V. Preobrajensky
		Name:	Vladimir V. Preobrajensky
		Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:	February 25, 2005